UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OFFICE PROPERTIES INCOME TRUST

(Exact name of registrant as specified in its charter)

Maryland	26-4273474
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Two Newton Place, 255 Washington Street, Suite 300 Newton, Massachusetts	02458-1634
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common shares of beneficial interest, $.01 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

In this registration statement on Form 8-A, the terms “the Company,” “we,” “us,” and “our” refer to Office Properties Income Trust.

 As previously reported, on October 30, 2025, the Company and its debtor affiliates, or collectively, the Debtors, each commenced with the United States Bankruptcy Court for the Southern District of Texas, or the Bankruptcy Court, a voluntary case under chapter 11 of title 11 of the United States Code.

On April 21, 2026, the Debtors filed the Fourth Amended Joint Chapter 11 Plan of Reorganization of Office Properties Income Trust and Its Debtor Affiliates, or as may be amended, modified, or supplemented in accordance with its terms, the Plan. On April 22, 2026, the Bankruptcy Court entered the Order Confirming Fourth Amended Joint Chapter 11 Plan of Reorganization of Office Properties Income Trust and Its Debtor Affiliates, or the Confirmation Order, confirming the Plan. Copies of the Confirmation Order and the Plan were filed as Exhibits 2.1 and 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission, or the SEC, on April 28, 2026, and are incorporated herein by reference.

The Company expects to satisfy the conditions of the Confirmation Order, and the Plan is expected to become effective, as of 6:00 p.m. on June 17, 2026, or the Effective Time.

Pursuant to the Plan, as of the Effective Time, all common shares of beneficial interest, $.01 par value per share, of the Company issued and outstanding immediately before the Effective Time will be cancelled. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Company’s new common shares of beneficial interest, $.01 par value per share, to be issued pursuant to the Plan. The Company has been approved to list the Common Shares on The Nasdaq Stock Market LLC beginning on June 18, 2026 under the symbol “OPI”.

Also on June 17, 2026, in connection with the Plan, the Company filed Articles of Amendment and Restatement of its Declaration of Trust with the Maryland Department of Assessments and Taxation and adopted the Fourth Amended and Restated Bylaws of the Company, each effective as of the Effective Time. Copies of the Articles of Amendment and Restatement and Fourth Amended and Restated Bylaws are filed as Exhibits 3.1 and 3.2 hereto and are incorporated herein by reference.

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the terms of our shares of beneficial interest as of and following the Effective Time is a summary only. This summary is not complete and is qualified in its entirety by reference to our declaration of trust and bylaws and applicable Maryland law, including but not limited to provisions of Maryland law applicable to Maryland real estate investment trusts, or the Maryland REIT Law. Our declaration of trust and bylaws are filed as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated herein by reference.

General

Our declaration of trust authorizes us to issue up to an aggregate of 100,000,000 shares of beneficial interest, all of which are currently designated as common shares. No other class or series of shares of beneficial interest has been established or is outstanding.

Our declaration of trust contains a provision permitting our Board of Trustees, without any action by our shareholders, to amend our declaration of trust to increase or decrease the total number of shares of beneficial interest or the number of shares of any class or series that we have authority to issue. Our declaration of trust further authorizes our Board of Trustees to reclassify any unissued shares from time to time by setting the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of our shares of beneficial interest or any new class or series of shares created by our Board of Trustees.

Common Shares

Voting rights. Subject to the provisions of our declaration of trust regarding the restriction on the transfer of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Holders of our common shares do not have cumulative voting rights in the election of Trustees. Under our bylaws, shareholders may take any action, whether required or permitted to be taken at a shareholders meeting, without a meeting if a unanimous written consent is given by each shareholder entitled to vote on the matter. With respect to matters brought before a meeting of shareholders other than the election of Trustees, except where a different voting standard is required by any applicable law, the listing requirements of the principal securities exchange on which our common shares are listed or a specific provision of our declaration of trust or bylaws, the majority of the votes cast at the meeting shall be required to approve the matter.

Under our declaration of trust, subject to the provisions of any class or series of our shares then outstanding, our shareholders are entitled to vote on the following matters: (1) the election of Trustees and the removal of Trustees; (2) any amendment to our declaration of trust; (3) termination of the Trust; (4) merger or consolidation of the Trust to the extent required by the Maryland REIT Law or the sale or disposition of substantially all our assets, in each case, to the extent a shareholder vote is required under the Maryland REIT Law, provided that any such action described in items (3) - (4) has first been approved by 60% of our Board of Trustees; and (5) such other matters with respect to which our Board of Trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to our shareholders for approval or ratification. Our shareholders will also be entitled to vote on such matters as may be required by our declaration of trust, bylaws or applicable law.

Under the Maryland REIT Law, a Maryland real estate investment trust, or REIT, generally cannot dissolve, amend its declaration of trust, convert or merge unless these actions are approved by at least two-thirds of all shares entitled to be cast on the matter. The Maryland REIT Law allows a trust’s declaration of trust to set a lower percentage, so long as the percentage is not less than a majority of the votes entitled to be cast on the matter. Our declaration of trust provides for approval of any of the foregoing actions by a majority of all votes entitled to be cast on these actions, and that if permitted in the future by Maryland law, the majority required to approve any of the foregoing actions will be the affirmative vote of a majority of the votes cast on the matter, except as otherwise specifically provided in our declaration of trust or bylaws.

Board of Trustees. All of our Trustees are elected annually at each annual meeting of shareholders of the Company. Except as may be mandated by any applicable law or the listing requirements of the principal exchange on which our common shares are listed, and subject to the voting rights of any class or series of our shares of beneficial interest which may be hereafter created, a plurality of all the votes cast at a meeting of our shareholders duly called and at which a quorum is present is required to elect a Trustee. In case of failure to elect Trustees at an annual meeting of shareholders, the incumbent Trustees will hold over and continue to direct the management of our business and affairs until they resign or their successors are elected and qualify. Any vacancy on our Board of Trustees may be filled only by a majority of the remaining Trustees, even if the remaining Trustees do not constitute a quorum, for the remaining term of the class in which the vacancy exists and until a successor is elected and qualifies. Our declaration of trust and bylaws provide that a Trustee may be removed (1) with or without cause, at a meeting of the shareholders properly called for that purpose, by the affirmative vote of at least two-thirds of our common shares then outstanding and entitled to vote in the election of such Trustee, or (2) with or without cause by the affirmative vote of not less than 75% of the remaining trustees. No Trustee can be removed by our Board of Trustees without cause before June 17, 2027.

Distribution rights. Subject to the preferential rights of any other class or series of shares then outstanding or which may be issued, and to the ownership restrictions described in our declaration of trust, all of our common shares are entitled to receive distributions on our common shares if, as and when authorized by our Board of Trustees and declared by us out of assets legally available for distribution (as determined by our Board of Trustees).

Liquidation rights. Subject to the preferential rights of any other class or series of shares then outstanding or which may be issued, and to the ownership restrictions described in our declaration of trust, all of our common shares are entitled to share ratably in our assets legally available for distribution to our shareholders (as determined by our Board of Trustees) in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.

Other rights and preferences. Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights, or preemptive rights to subscribe for any of our securities.

Preferred Shares

Pursuant to our declaration of trust, our Board of Trustees, without any action by our shareholders, may issue preferred shares of beneficial interest, or preferred shares, from time to time, in one or more classes or series, with the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any preferred shares as determined by our Board of Trustees from time to time. The issuance of preferred shares, the issuance of rights to purchase preferred shares or the possibility of the issuance of preferred shares or such rights could have the effect of delaying or preventing a change in our control. In addition, the rights of holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that we have issued or may issue in the future.

Restrictions on Transfer and Ownership of Shares

Our declaration of trust and bylaws restrict the amount of shares that shareholders may transfer or own under certain circumstances.

REIT Ownership Limitation. Our declaration of trust provides that no person, other than The RMR Group LLC, or RMR, and certain other specified excepted holders, may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, or the Code, or beneficially own under Rule 13d-3 under the Exchange Act, more than 9.8% in value or in number, whichever is more restrictive, of shares of any class or series of our outstanding common shares. Our declaration of trust also prohibits (a) any person from beneficially or constructively owning our shares if that ownership would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify for taxation as a REIT and (b) any person from transferring our shares if the transfer would result in our shares being beneficially owned by fewer than 100 persons.

Our Board of Trustees, in its sole discretion, may exempt a person, prospectively or retroactively, from the share ownership limitation if, in its discretion, it determines (1) the ownership of shares by such person would not result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify for taxation as a REIT; (2) such person does not and will not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own, actually or constructively, more than a 9.8% interest in the tenant; (3) the ownership of shares in excess of the ownership limit pursuant to the exception requested would not cause a default under the terms of any contract to which we or any of our subsidiaries are party or reasonably expect to become a party; and (4) the ownership of shares in excess of the ownership limit is in our best interest. In connection with any requested exemption, our Board of Trustees may require such rulings from the Internal Revenue Service or opinions of counsel as it deems advisable in order to determine or ensure our qualification for taxation as a REIT and such representations, undertakings and agreements it deems necessary or advisable in order for it to make the foregoing determinations.

In determining whether to grant an exemption, our Board of Trustees may consider, among other factors, the following:

•	the general reputation and moral character of the person requesting an exemption;

•	whether the person’s ownership of shares would be direct or through ownership attribution;

•	whether the person’s ownership of shares would adversely affect our ability to acquire additional properties or engage in other business;

•	whether granting an exemption would adversely affect any of our existing contractual arrangements or business policies;

•	whether the person requesting an exemption has been approved as an owner by all regulatory or other governmental authorities that have jurisdiction over us; and

•	whether the person requesting an exemption is attempting a change in control or to affect our policies in a way in which our Board of Trustees, in its discretion, considers adverse to our or our shareholders’ best interests.

Any attempted transfer of our shares which, if effective, would result in our shares being owned by fewer than 100 persons shall be void ab initio, and the intended transferee shall acquire no rights in such shares.

If a person attempts a transfer of our shares in violation of the other ownership limitations described above, then our Board of Trustees is authorized and empowered to deem that number of shares which would cause the violation (a) to be automatically transferred to a charitable trust for the exclusive benefit of one or more charitable beneficiaries designated by us or (b) to the fullest extent provided by law, to be void ab initio. A transfer to the charitable trust will be deemed to be effective as of the close of business on the business day prior to the date of our Board of Trustees’ determination to have such transfer occur or at such other time determined by our Board of Trustees. The prohibited owner will generally not acquire any rights in these excess shares (except to the extent provided below upon sale of the shares), will not benefit economically from ownership of any excess shares, will have no rights to distributions, will not possess any rights to vote and, to the extent permitted by law, will have no claim, cause of action or other recourse against the purported transferor of such shares. Subject to Maryland law, the trustee of the charitable trust will have the authority to rescind as void any vote cast by the prohibited owner prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible trust action, then the trustee will not have the authority to rescind and recast the vote. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust for the charitable beneficiary will be paid by the recipient to the trustee. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary.

Unless otherwise directed by our Board of Trustees, within 20 days after receiving notice from us that our shares have been transferred to a charitable trust, or as soon thereafter as is practicable, the trustee will sell the shares and related rights held in the charitable trust to a person designated by the trustee whose ownership of the shares will not violate the ownership limitations set forth in our declaration of trust. Upon this sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows:

•	the prohibited owner will receive the lesser of:

(1)	the net price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust, for example, in the case of a gift, devise or other similar transaction, the market price (as defined in our declaration of trust) of the shares on the day of the event causing the shares to be transferred to the charitable trust less our and the charitable trustee’s costs, expenses and compensation described below; and

(2)	the net sales proceeds received by the trustee from the sale or other disposition of the shares held in the charitable trust.

•	any net sale proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the charitable beneficiary, less the costs, expenses and compensation of the charitable trust and trustee.

If, prior to our discovery that shares have been transferred to the charitable trust, a prohibited owner sells those shares, then:

•	those shares will be deemed to have been sold on behalf of the charitable trust; and

•	to the extent that the prohibited owner received an amount for those shares that exceeds the amount that the prohibited owner was entitled to receive from a sale by the trustee, the prohibited owner must pay the excess to the trustee upon demand.

Also, shares held in the charitable trust will be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the charitable trust or, in the case of a devise or gift, the market price at the time of the devise, gift or other similar transaction, the market price per share on the day of the event causing that transfer; and

•	the market price on the date we or our designee accepts the offer.

In either of the above cases, the price per share will be less our and the charitable trustee’s costs, expenses and compensation described below.

We will have the right to accept the offer until the trustee has sold the shares held in the charitable trust. The net proceeds of the sale to us will be distributed to the prohibited owner in the amount determined pursuant to the above provisions.

Every owner of 5% or more of any class or series of our shares is required to give written notice to us within 30 days after the end of each taxable year, and also within three business days after we so request, stating the name and address of the owner, the number of shares of each class and series of our shares which the owner beneficially owns and a description of the manner in which those shares are held. Any such owner who holds our shares as nominee for another person who is required to include distributions on our shares in his or her gross income (the actual owner) is required to give written notice to us stating the name and address of the actual owner and the number of each class and series of our shares of the actual owner with respect to whom the holder of our shares is nominee. Each shareholder is required to provide us with such information as we may request, in good faith, in order to determine our qualification for taxation as a REIT, to determine our compliance with other applicable laws or requirements of any governmental authority and compliance with such share ownership limitations.

Our declaration of trust provides that the trustee of the charitable trust is entitled to reasonable compensation for its services, as determined by agreement between our Board of Trustees and the charitable trustee, and is entitled to be indemnified for its costs and expenses reasonably incurred in connection with conducting its duties and satisfying its obligations under our declaration of trust. Any such compensation, costs and expenses may be funded from the charitable trust or by us and, if funded by us, we are entitled to reimbursement on a first priority basis from the charitable trust.

We are also entitled to collect from the charitable trust our costs and expenses incurred in the process of enforcing the ownership limitations contained in our declaration of trust.

Net Operating Loss Ownership Limitation. Subject to various exceptions, including with respect to shareholders who held in excess of 5% of our shares outstanding prior to the effective date of the Plan, our bylaws generally provide that transfers of our shares (and certain other securities) to a person, entity or group which owns or would own as a result of such transfer 5% or more of our outstanding shares, or would cause the percentage share ownership of any holder of 5% or more of our outstanding shares to be increased or decreased, are void as to the transferee, and any shares relating to the attempted transfer would be subject to transfer to a charitable trust in the manner described above. Our Board of Trustees or an authorized committee may approve transfers otherwise prohibited by these bylaw provisions.

Domestically Controlled REIT, or DREIT, Ownership Limitation. Any attempted transfer that would result in us failing to qualify as a domestically controlled qualified investment entity within the meaning of Section 897(h)(4)(B) of the Code shall be void ab initio and the intended transferee shall acquire no rights in such shares. If there is an event that would result in us failing to qualify as a domestically controlled qualified investment entity, then the smallest number of shares owned, directly or indirectly within the meaning of Section 897(h)(4)(B) of the Code, by the purported transferee or affected holder which, if exchanged for excess shares to be transferred to a charitable trust as described above, would not cause us to fail to qualify as a domestically controlled qualified investment entity shall be automatically exchanged for an equal number of excess shares. Such exchange shall be effective as of the close of business on the business day prior to the date of the relevant transfer or other event. Our Board of Trustees or an authorized committee may approve transfers otherwise prohibited by these bylaw provisions.

The REIT, net operating loss and DREIT restrictions described above will not preclude the settlement of any transaction entered into through the facilities of any national securities exchange or automated interdealer quotation system; however, that the fact that the settlement of any transaction occurs will not negate the effect of any of the foregoing limitations and any transferee in this kind of transaction will be subject to all of the provisions and limitations described above.

Any certificates or share statements evidencing our shares may bear legends referring to the foregoing restrictions.

The REIT restrictions on transfer and ownership in our declaration of trust are intended to assist with our compliance with the requirements for qualification and taxation as a REIT under the Code and otherwise to promote our orderly governance. The net operating loss restrictions in our bylaws are intended to preserve our ability to use our operating losses and other tax benefits to reduce our future taxable income. The DREIT restrictions on transfer and ownership in our bylaws are intended to assist with our compliance with the requirements for qualification as a domestically controlled qualified investment entity under the Code.

Business Combinations

The Maryland General Corporation Law, or MGCL, contains a provision which regulates business combinations with interested shareholders. This provision applies to REITs formed under Maryland law like us. Under the MGCL, business combinations such as mergers, consolidations, share exchanges, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities between a REIT formed under Maryland law and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Under the MGCL the following persons are deemed to be interested shareholders:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the REIT’s outstanding voting shares; or

•	an affiliate or associate of the REIT who, at any time within the two year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting shares of the REIT.

After the five year prohibition period has ended, a business combination between a REIT and an interested shareholder generally must be recommended by the board of trustees of the REIT and must receive the following shareholder approvals:

•	the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the REIT; and

•	the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting shares other than shares held by the interested shareholder with whom or with whose affiliate or associate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

The shareholder approvals discussed above are not required if the REIT’s shareholders receive the minimum price set forth in the MGCL for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

The foregoing provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by our Board of Trustees prior to the time that the interested shareholder becomes an interested shareholder. A person is not an interested shareholder under the statute if the board of trustees approves in advance the transaction by which that shareholder otherwise would have become an interested shareholder. The board of trustees may provide that its approval is subject to compliance with any terms and conditions determined by the board of trustees. Our Board of Trustees has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the MGCL described in the preceding paragraphs, provided that the business combination is first approved by our Board of Trustees, including the approval of a majority of the members of our Board of Trustees who are not affiliates or associates of the interested shareholder. This resolution, however, may be altered or repealed in whole or in part at any time.

Control Share Acquisitions

The MGCL contains a provision which regulates control share acquisitions. This provision applies to REITs formed under Maryland law like us. The MGCL provides that control shares of a REIT formed under Maryland law acquired in a control share acquisition have no voting rights except to the extent that the acquisition is approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by trustees who are employees of the REIT. Control shares are voting shares, which, if aggregated with all other shares previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

An acquiror must obtain the necessary shareholder approval each time it acquires control shares in an amount sufficient to cross one of the thresholds noted above.

Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the REIT. The MGCL provides for certain exceptions from the definition of control share acquisition.

A person who has made or proposes to make a control share acquisition, upon satisfaction of the conditions set forth in the statute, including an undertaking to pay the expenses of the meeting, may compel the board of trustees of the REIT to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the REIT may itself present the matter at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then the REIT may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the REIT to redeem control shares is subject to conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute of the MGCL does not apply to the following:

•	shares acquired in a merger, consolidation or share exchange if the REIT is a party to the transaction; or

•	acquisitions approved or exempted by a provision in the declaration of trust or bylaws of the REIT adopted before the acquisition of shares.

Our bylaws contain a provision exempting any and all acquisitions by any person of our common shares from the control share acquisition statute. This provision may be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland REIT with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a trustee;

•	a requirement that the number of trustees be fixed only by vote of the trustees;

•	a requirement that a vacancy on the board be filled only by the remaining trustees in office and for the replacement trustee to serve for the remainder of the full term of the class of trustees in which the vacancy occurred; and

•	a majority requirement for the calling of a shareholder requested special meeting of shareholders.

Through our bylaws, we have elected to be subject to the provisions of Subtitle 8 vesting in our Board of Trustees the exclusive power to fix the number of our Trustees and requiring that only our Board of Trustees may fill vacancies on our Board of Trustees. Through other provisions in our declaration of trust and bylaws unrelated to Subtitle 8, trustees may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of such trustee, subject to applicable conditions, or by affirmative vote of not less than 75% of the remaining trustees. No Trustee can be removed by our Board of Trustees without cause before June 17, 2027.

Anti-Takeover Effect of Maryland Law and of Our Declaration of Trust and Bylaws

The following provisions in our declaration of trust and bylaws and in Maryland law could delay or prevent a change in our control:

•	shareholders generally being restricted from owning more than 5% of our outstanding shares;

•	shareholder voting rights and standards for the election of Trustees and other matters which generally require larger majorities for approval of actions which are not approved by our Trustees than for actions which are approved by our Trustees;

•	required qualifications for an individual to serve as a Trustee and certain initial designations of Trustees;

•	limitations on the ability of, and various requirements that must be satisfied in order for, shareholders to propose nominees for election to our Board of Trustees and propose other business to be considered at a meeting of our shareholders;

•	the requirement that an individual Trustee may be removed by our shareholders, with or without cause, by the affirmative vote of holders of not less than two-thirds of our common shares entitled to vote in the election of such Trustee or, with or without cause, by the affirmative vote of not less than 75% of the remaining Trustees;

•	the authority of our Board of Trustees to adopt certain amendments to our declaration of trust without shareholder approval, including the authority to increase or decrease the number of authorized shares, to create new classes or series of shares (including a class or series of shares that could delay or prevent a transaction or a change in our control that might involve a premium for our shares or otherwise be in the best interests of our shareholders), to increase or decrease the number of shares of any class or series, and to classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of our shares or any new class or series of shares created by our Board of Trustees;

•	the business combination provisions of the MGCL, if the applicable resolution of our Board of Trustees is rescinded or if our Board of Trustees’ approval of a combination is not obtained; and

•	the control share acquisition provisions of the MGCL, if the provision in our bylaws exempting acquisitions of our shares from such provisions is amended or eliminated.

For all of these reasons, among others, our shareholders may be unable to realize a change of control premium for any of our shares they own or otherwise effect a change of our policies.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Equiniti Trust Company.

Item 2. Exhibits.

Exhibit Number	Description
2.1	Order Confirming Fourth Amended Joint Chapter 11 Plan of Reorganization of the Company and Its Debtor Affiliates. (Incorporated by reference to the Company’s Current Report on Form 8-K filed on April 28, 2026.)
3.1	Articles of Amendment and Restatement of the Company, dated June 17, 2026. (Filed herewith.)
3.2	Fourth Amended and Restated Bylaws of the Company, adopted June 17, 2026. (Filed herewith.)
99.1	Fourth Amended Joint Chapter 11 Plan of Reorganization of the Company and Its Debtor Affiliates. (Incorporated by reference to the Company’s Current Report on Form 8-K filed on April 28, 2026.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

OFFICE PROPERTIES INCOME TRUST

Date: June 17, 2026	By:	/s/ Brian E. Donley
	Name:	Brian E. Donley
	Title:	Chief Financial Officer and Treasurer